Exhibit 99.1
This document contains certain supplemental financial information, described in the following notes, which has been determined by methods other than Accounting Principles Generally Accepted in the USA (“GAAP”) that management uses in its analysis of the Company’s performance. The Company’s management believes these non-GAAP financial measures provide information useful to investors in understanding the underlying operational performance of the Company, its business and performance trends and facilitates comparisons with the performance of others in the financial services industry.
Supplemental Performance Measurements — Average Tangible Assets, Average Tangible Equity and Tangible Book Value.
The information below provides specific definition of non-GAAP measurements utilized in our overview schedule under the financial summary section of Item 2. — Management’s Discussion and Analysis of Financial Condition and Results of Operations.
Return on average tangible assets and return on average tangible equity are computed, on an annualized basis, as follows:
Return on average tangible assets is computed by dividing net income, as reported plus amortization of identifiable intangible assets, net of taxes by average total assets less average goodwill and average identifiable intangible assets.
Return on average tangible equity is computed by dividing net income, as reported plus amortization of identifiable intangible assets, net of taxes by average total stockholders’ equity less average goodwill and average identifiable intangible assets.

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
(dollars in thousands)	2005	2004	2005	2004
Net Income, as Reported	$242,066	$108,999	$501,101	$211,518
Add: Amortization of Identifiable Intangible Assets, Net of Taxes	5,937	1,252	11,873	1,770

Net Income, as Adjusted	$248,003	$110,251	$512,974	$213,288

Average Assets	$61,480,463	$24,617,030	$60,847,191	$22,829,188
Less: Average Goodwill	5,886,175	720,988	5,883,049	565,686
Less: Average Identifiable Intangible Assets	138,033	31,760	142,789	22,084

Average Tangible Assets	$55,456,255	$23,864,282	$54,821,353	$22,241,418

Average Stockholders’ Equity	$9,170,671	$1,912,760	$9,094,438	$1,731,953
Less: Average Goodwill	5,886,175	720,988	5,883,049	565,686
Less: Average Identifiable Intangible Assets	138,033	31,760	142,789	22,084

Average Tangible Equity	$3,146,463	$1,160,012	$3,068,600	$1,144,183

Return on Average Tangible Assets	1.79%	1.86%	1.89%	1.93%
Return on Average Tangible Equity	31.61%	38.23%	33.71%	37.49%
TANGIBLE BOOK VALUE
Tangible book value is calculated by dividing period end stockholders’ equity, less period end goodwill and identifiable intangible assets, by period end shares outstanding.

	June 30,	June 30,
(In thousands, except per share amounts)	2005	2004
Period End Stockholders’ Equity Inclusive of Unrealized Gain/(Loss) on Securities Available-for-Sale	$9,216,280	$2,311,587
Less: Goodwill and Identifiable Intangible Assets	6,020,663	1,053,115

Period End Stockholders’ Equity Less Intangible Assets	$3,195,617	$1,258,472

End of Period Shares Outstanding	478,584	258,106

Tangible Book Value	$6.68	$4.87